FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of December


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media Information


                                28 December 2006

          BG Group Purchases Lake Road Power Plant in New England, USA


BG Group plc today announced that it has signed a Sale and Purchase Agreement for the purchase of the Lake Road power plant, an 805MW gas and oil fired combined cycle facility located in Dayville, Connecticut, USA for US$685 million. Closing is expected to occur in the first quarter of 2007, shortly after receiving Federal Energy Regulatory Commission (FERC) and Hart-Scott Rodino approvals.


The Lake Road plant supplies power into the ISO New England (ISO-NE), a well established and liquid power market. It is a modern three-unit facility with the potential for further expansion. Lake Road is BG's second power plant purchase in the region. In October 2006 BG acquired the 170MW combined cycle Dighton power plant in Bristol County, Massachusetts. BG views the ISO-NE as an attractive market given the newly implemented Forward Capacity Market and the rapidly tightening reserve margins in the region.


Martin Houston, Executive Vice President and Managing Director of BG North America, Caribbean and Global LNG said:


"The acquisition of Lake Road represents an important step in the implementation of our integrated US strategy. Lake Road and Dighton have the potential to offer BG attractive returns and will be readily integrated into our growing US gas business."


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Notes to Editors:


BG Group is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution, and Power.


ISO-NE is a regional transmission organisation (RTO), serving Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont.


The Forward Capacity Market (FCM) is a mechanism implemented by ISO-NE to ensure a controlled approach to new generation build in the region. Operational from December 2006, FCM gives a fixed monthly capacity payment to existing generation capacity, this provides an additional revenue stream for Lake Road.


BG Group develops, owns and operates power generation facilities across the globe. It has existing interests in over in 2.75 Gigawatts of power generation capacity across three continents:

Europe and Central Asia

* UK - Premier Power Limited (600MW) - a wholly owned subsidiary of BG Group.

* UK - Seabank Power Limited (1130MW) - 50:50 joint venture with Scottish and Southern Energy.

* Italy - Serene S.p.A. (400MW) - BG Group currently holds a 33.68% interest and, in December 2006, agreed to purchase the remaining 66.32% equity share.

Asia Pacific

* Malaysia - Genting Sanyen Power (760MW) - BG has a 20% interest and holds a 21 year contract to sell power to the Malaysian national power company.

* The Philippines - The Santa Rita Power Station (1000MW) - BG Group has a 40% interest and the remaining 60% is owned by First Gas Holdings Corporation.

United States

* Dighton Power plant (170MW) - BG has 100% ownership of combined cycle plant in Massachusetts (purchased October 2006).

BG North America


In the USA, BG LNG Services LLC, (BGLS) holds, through 2028, 100% of the capacity rights at North America's largest operating LNG importation terminal, Lake Charles in Louisiana. This facility has the capability to receive, store, vaporise and deliver an average daily send out of 1.8 billion cubic feet per day (bcf/d).


Additionally, BGLS currently holds supply and regasification rights of 446 million standard cubic feet per day (mmscf/d) for 22 years at the Elba Island LNG terminal near Savannah, Georgia. Expansion work is expected to increase its throughput capacity to 1.17 bcf/d from 2012.


Enquiries:


Communications                             +44 (0)118 929 2462

Out-of-hours media mobile:                 +44 (0)7917 185707


Investor Relations

Chris Lloyd/Helen Parris/Siobhan Andrews   +44 (0) 118 929 3025


Website: www.bg-group.com



                                     -End-







                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 28 December 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary